Filed Pursuant To Rule 433

Registration No. 333-275079

May 12, 2025

Link: https://www.thewealthadvisor.com/article/grayscale-report-signals-cryptos-wealth-channel-breakthrough-why-advisors-cant-afford-wait (interview live May 12th)

MANAGING EDITOR, THE WEALTH ADVISOR, SCOTT MARTIN: This is the Wealth Advisor. I'm Scott Martin. I'm always on the hunt for an innovative ETF company. Grayscale needs no introduction. Uh, they're the masters of, uh, the, uh, the crypto ETF, uh, basically invented the field years ago. And since sensitive kept innovating, John Hoffman has new insights. Uh, they just did a long-term study on advisor behaviors around crypto. John, how are you today?

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Hey, great, Scott. Great to be back with you again today.

MARTIN: Uh, thank you very much for being here, because when I saw these study results, the first thing I got was, uh, you know, crypto is already here in the high net worth space, so you've got some great numbers you can share on adoption rates and also how they're deploying it, you know, whether they view this as a hedge or a growth asset, you know, all that good stuff. But then the second part was, uh, this is not a kids asset class. We're seeing the older investors grab it too.

HOFFMAN: Uh, the study that we did, you know, Scott, I think validates some of the points you made. There is this historical view that crypto is, um, you know, appealing in a certain demographic and not all demographics. So we actually did a, a national study to, to pull that back a little and put some data around it. And, you know, one of the first data points we found was 52 million Americans own crypto today, so that's nearly one in four Americans. Um, but when you pull that apart a little deeper and start to segment, you know, portions of this data, what we found was one in four high net worth Americans. Uh, so people with investible assets of over a million dollars say that they own crypto. So one in five Americans own crypto, but within the high net worth category, one in four own crypto. Um, which, you know, again flies in the face of some of the conceptions, uh, that are out there. This is not just a mass market or, um, you know, applicable to the mass affluent, but rather it's really finding its place in the high net worth category as well. Um, I think another interesting piece that came out of this study is, you know, what's holding people back from investing in crypto today and 43% of that high net worth category, um, you know, that are of the ages, you know, greater than 50 years old, said that they're waiting for additional policy and regulatory clarity. So this regulatory element has held them back, and we're now in an environment where, you know, we're seeing more regulatory clarity. We're getting developments each day from this new administration, and that headwind is really, you know, turning into a, a tailwind in this space.

MARTIN: Well, so, uh, I'm thinking about, uh, the advisor watching this in the office right now. And, uh, maybe they have a crypto forward strategy for the clients already. Maybe they've been here for years, maybe they've been hoping that, uh, you know, I don't have to, we deal with it until the regulation is there. And I think for that advisor, it sounds like the window's possibly closing very, very quickly. They need to be here fast.

HOFFMAN: Scott, I think think it's, it's a great point. Look, crypto's 16 years old, uh, when we look at the advised market, um, you know, I I would say in general, the wealth management intermediary, financial advisor segment is generally under allocated to crypto. Uh, now Bitcoin has been the best performing asset in the world over the last decade. Uh, our fund, GBTC, which we launched in 2013, you know, has had an over, over a 50000% return, uh, since inception. And despite that return, you know, the Wealth Channel again, has largely been under allocated to crypto because historically there's been high career risk, high reputation risk, high regulatory risk. Um, and, and you know, I think now we're starting to see really over the, the last 18 months, some of the developments in the market are starting to invert that risk. Uh, so Grayscale really paved the road to spot Bitcoin ETFs, uh, with the launch last January, um, you know, which was the most successful ETF launch in the history of ETFs, uh, some other major managers have have added to or come to the space, you know, further legitimizing this asset class. Uh, and then in November with the election, you know, we just talked about some of the regulatory developments. Um, you know, we've moved from an environment where there's been, you know, a dampener on this or, or really an inhibitor, uh, of this technology to now one that is constructive and additive. Our objective here at Grayscale is to partner with financial advisors, uh, to help them navigate this landscape. And to your point, we, we launched, you know, the world's lowest fee, Bitcoin, ETF, ticker BTC, uh, for, you know, which is a, an incredibly efficient way to add Bitcoin to a portfolio, uh, add 0.15% annual fee. It's the, the world's lowest fee Bitcoin, ETF. Um, and then on the other end of the spectrum, you know, we recently launched an income producing Bitcoin fund. Uh, so something that, you know, takes one of the hallmark attributes of Bitcoin, which is the volatility of the asset class and actually seeks to harvest that volatility and turn it into monthly income. So it's a covered call writing strategy, ticker BTCC, um, that is again, writing at the money calls on Bitcoin and distributing income. So actually turning the volatility of the asset class, uh, into something productive for folks that are looking for, uh, you know, monthly income from this asset class.

MARTIN: Well, that does strike me as a value added relationship because an advisor who wants to know more to educate the clients, because that's one thing the study told me is the clients want to know more and they're asking their advisor, how can you help me with my, my crypto exposure, uh, firm like, uh, Grayscale, you know, a partnership with you can help me open that channel and, uh, educate myself and ultimately the client.

HOFFMAN: Yeah, look, we, we don't believe everybody should have crypto in a portfolio. Um, but we wanna be, uh, you know, your partner as you navigate the complexities of this asset class. We've been doing this for over a decade. We're the longest most tenured manager in the space. Uh, so we've seen a thing or two as it relates to crypto. And this is where we spend all of our time, uh, really on this fast emerging asset class and helping advisors, um, understand, you know, how the role of this in a portfolio or the potential role in a portfolio, uh, and the risks and, and opportunities associated with this asset class as we think about, you know, constructing portfolios of the future.

MARTIN: Sir, thank you very much. I'm looking forward to talking to you again soon,

HOFFMAN: Scott. Thanks for having me. Greatly appreciate the chat. Have a great day.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.